UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated September 14, 2010
Commission File Number 1-14846
AngloGold Ashanti Limited

(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐   No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐   No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☑
Enclosure: Press release	ANGLOGOLD ASHANTI ANNOUNCES LAUNCH OF CONCURRENT EQUITY OFFERING AND MANDATORY CONVERTIBLE SUBORDINATED BONDS OFFERING AND CAUTIONARY ANNOUNCEMENT

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: September 14, 2010	By:	/s/ L Eatwell
		Name:	L EATWELL
		Title:	Company Secretary

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO AUSTRALIA, CANADA OR JAPAN OR ANY OTHER STATE OR JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO
AngloGold Ashanti Limited
Incorporated in the Republic of South Africa
Registration Number: 1944/017354/06
ISIN Number: ZAE000043485
JSE Share Code: ANG
(“AngloGold Ashanti/Company”)
ANGLOGOLD ASHANTI ANNOUNCES LAUNCH OF CONCURRENT EQUITY OFFERING AND MANDATORY CONVERTIBLE SUBORDINATED BONDS OFFERING
AngloGold Ashanti announces the launch of a global offering (the “Equity Offering”) of 15,773,914 new ordinary shares (and up to an additional 2,366,086 new ordinary shares pursuant to an over-allotment option that is expected to be granted to the underwriters) and a concurrent global offering by its wholly-owned subsidiary, AngloGold Ashanti Holdings Finance plc, of mandatory convertible subordinated bonds due 2013 which will convert into a maximum of 15,773,914 American Depositary Shares (“ADSs”) of AngloGold Ashanti (and up to an additional principal amount of such bonds which will convert into a maximum of 2,366,086 ADSs pursuant to an over-allotment option that is expected to be granted to the underwriters) (the “Mandatory Convertible Bonds”) (the “Mandatory Convertible Bonds Offering”). The Mandatory Convertible Bonds will be fully and unconditionally guaranteed by AngloGold Ashanti on a subordinated basis. The Equity Offering will be in the form of AngloGold Ashanti ordinary shares and ADSs (each ADS currently represents one AngloGold Ashanti ordinary share). The Mandatory Convertible Bonds will be convertible into ADSs (or, in certain circumstances, the cash value thereof). Neither the completion of the Equity Offering nor of the Mandatory Convertible Bonds Offering will be contingent on the completion of the other.
The final price of the Equity Offering and the final terms of the Mandatory Convertible Bonds Offering will be announced after the completion of accelerated bookbuild processes. Once the terms of the Mandatory Convertible Bonds have been finalised, AngloGold Ashanti shareholders will be requested to grant specific authority for the directors to issue ordinary shares pursuant to the conversion of the Mandatory Convertible Bonds.
In connection with the Equity Offering and the Mandatory Convertible Bonds Offering, UBS AG (London Branch) and Morgan Stanley & Co. Incorporated, acting as stabilising managers on behalf of the underwriters, may over-allot or effect transactions which may support the market price of AngloGold Ashanti ordinary shares, ADSs and Mandatory Convertible Bonds at a level higher than that which might otherwise prevail for a limited period of time after the pricing date. However, there is no obligation of UBS AG (London Branch) or Morgan Stanley & Co. Incorporated to do so. Such stabilising action may under no circumstances continue beyond the 30th calendar day after the pricing date.
AngloGold Ashanti intends to use the net proceeds from the Equity Offering and the Mandatory Convertible Bonds Offering, together with funds drawn from its existing credit facilities and cash on hand, to effectively eliminate its gold hedging position while maintaining a strong balance sheet to fund its development projects and exploration initiatives. Pending their use for these purposes, the net proceeds of the Equity Offering and the Mandatory Convertible Bonds Offering may be used to reduce AngloGold Ashanti’s short-term borrowings and the borrowings outstanding under its revolving credit facility, if any, or retained as cash in accordance with its cash management policies.
The preliminary prospectus supplements and the related prospectus relating to the Equity Offering and the Mandatory Convertible Bonds Offering may be obtained free of charge from the U.S. Securities and Exchange Commission’s website at www.sec.gov. Copies of the preliminary prospectus supplements and the related prospectus may be obtained by calling UBS AG (London Branch), Attn: Equity Capital Markets, at +44 207 568 0046, its registered US broker-dealer affiliate, UBS Securities LLC at +1-888-827-7275, or Morgan Stanley & Co. Incorporated at +1-866-718-1649 (toll free).
Johannesburg
September 14, 2010

UBS AG (London Branch), Morgan Stanley & Co. Incorporated, Citigroup Global Markets Limited and Deutsche Bank AG, London Branch are acting for AngloGold Ashanti and no one else in connection with the Equity Offering and Mandatory Convertible Offering and will not be responsible to anyone other than AngloGold Ashanti for providing the protections afforded to clients of UBS Limited and Morgan Stanley & Co. Incorporated nor for providing advice in connection with the Equity Offering and Mandatory Convertible Offering.
This announcement shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of the securities described herein, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
The offerings described in this announcement will only be addressed to and directed at persons in member states of the European Economic Area, or EEA, who are “Qualified Investors” within the meaning of Article 2(1)(e) of the European Parliament and Council Directive 2003/71/EC, including any measure implementing such Directive in any member state of the EEA (the “Prospectus Directive”). In addition, in the United Kingdom, the offer will only be addressed to and directed at (1) Qualified Investors who are investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or high net worth entities falling within Article 49(2)(a)-(d) of the Order or (2) persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as “Relevant Persons”). The ordinary shares, ADSs and Mandatory Convertible Bonds will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, (1) in the United Kingdom, Relevant Persons and (2) in any member state of the EEA other than the United Kingdom, Qualified Investors. The offerings as described in this announcement will not be addressed to the public in South Africa (as defined in, and in accordance with the terms of, Chapter VI of the South African Companies Act 1973 (as amended)).
This announcement includes “forward-looking information” within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, including, without limitation those concerning: AngloGold Ashanti’s strategy to reduce its gold hedging positions including the extent and effect of the reduction of its gold hedging positions; the economic outlook for the gold mining industry; expectations regarding gold prices, production, cash costs and other operating results; growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations at AngloGold Ashanti’s exploration and production projects; the completion of announced mergers and acquisitions transactions; AngloGold Ashanti’s liquidity and capital resources and expenditure; the outcome and consequences of any pending litigation proceedings; and AngloGold Ashanti’s Project One performance targets. These forward-looking statements are not based on historical facts, but rather reflect AngloGold Ashanti’s current expectations concerning future results and events and generally may be identified by the use of forward-looking words or phrases such as “believe”, “aim”, “expect”, “anticipate”, “intend”, “foresee”, “forecast”, “likely”, “should”, “planned”, “may”, “estimated”, “potential” or other similar words and phrases. Similarly, statements that describe AngloGold Ashanti’s objectives, plans or goals are or may be forward-looking statements.
These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.
For a discussion of such risk factors, shareholders should refer to the annual report on Form 20-F for the year ended December 31, 2009, which was filed with the Securities and Exchange Commission on April 19, 2010 and amended on May 18, 2010 and the preliminary prospectus supplements referenced above. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.